As filed with the Securities and Exchange Commission on December 21, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Comverse Technology, Inc.

(Name of Subject Company (Issuer))

Comverse Technology, Inc., as offeror

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Zero Yield Puttable Securities (ZYPS) due May 15, 2023

(Title of Class of Securities)

205862 AL9 and 205862 AK1

(CUSIP Number of Class of Securities)

Kobi Alexander

Chairman and Chief Executive Officer

c/o Comverse Technology, Inc.

170 Crossways Park Drive

Woodbury, New York 11797

(516) 677-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert Evans III, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000	David Lopez, Esq. David I. Gottlieb, Esq. Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, NY (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation (a)	Amount of Filing Fee (b)
$420,000,000	$53,214
(a)	Estimated solely for the purpose of determining the registration fee, the transaction value is based upon the book value of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.
(b)	Registration fee previously paid in connection with Comverse Technology, Inc.’s Registration Statement on Form S-4 (Reg. No. 333-120870) filed November 30, 2004. The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:	$53,214
Form or registration no.:	Form S-4
Date filed:	November 30, 2004
Filing party:	Comverse Technology, Inc.
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 to Issuer Tender Offer Statement on Schedule TO amends and supplements the Issuer Tender Offer Statement filed by Comverse Technology, Inc. (the “Company”) on November 30, 2004 (as amended and supplemented, the “Schedule TO”), relating to an offer by the Company to exchange $1,000 principal amount of the Company’s Zero Yield Puttable Securities due May 15, 2023 (the “New ZYPS”) for each $1,000 principal amount of validly tendered and accepted outstanding Zero Yield Puttable Securities due May 15, 2023 of the Company (the “Existing ZYPS”) (the “Exchange Offer”). This Exchange Offer is made upon the terms and subject to the conditions contained in the prospectus (as amended or supplemented from time to time, the “Prospectus”) that forms a part of the Company’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on November 30, 2004, as amended by Amendment No. 1 thereto filed on December 21, 2004 (as such registration statement may be amended, the “Registration Statement.”)

All of the information set forth in the Registration Statement, is hereby incorporated by reference into this Issuer Tender Offer Statement on Schedule TO in answer to Items 1 through 11 of this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information under the heading “Prospectus Summary” in the Prospectus is incorporated herein by reference in answer to Item 1 of this Issuer Tender Offer Statement on Schedule TO.

Item 2. Subject Company Information.

(a) Name and address. The name of the issuer is Comverse Technology, Inc., a New York corporation, and its principal executive office is located at 170 Crossways Park Drive, Woodbury, New York 11797. The issuer’s telephone number at such office is (516) 677-7200.

(b) Securities. This Issuer Tender Offer Statement on Schedule TO relates to the Exchange Offer by the Company to exchange the New ZYPS for a like principal amount of the Existing ZYPS. As of the date of filing this Issuer Tender Offer Statement on Schedule TO, there was $420,000,000 aggregate principal amount of Existing ZYPS issued and outstanding.

(c) Trading market and price. The Existing ZYPS are not traded on any established market.

Item 3. Identity and Background of Filing Person.

The Company is the filing person and the issuer and its business address and business telephone are set forth above in Item 2(a). The following persons are the directors and/or executive officers of the Company:

Kobi Alexander	Chairman of the Board and Chief Executive Officer
Zeev Bregman	Chief Executive Officer—Comverse Inc.
Dan Bodner	President and Chief Executive Officer—Verint Systems Inc.
David Kreinberg	Executive Vice President and Chief Financial Officer
Raz Alon	Director
Itsik Danziger	Director
John H. Friedman	Director
Ron Hiram	Director
Sam Oolie	Director
William F. Sorin	Secretary and Director

The business address and telephone number for each of the above directors and executive officers is c/o Comverse Technology, Inc., 170 Crossways Park Drive, Woodbury, New York 11797, (516) 677-7200.

Except as set forth above, there is no person controlling the Company nor is there any executive officer or director of any corporation or other person ultimately in control of the Company.

Item 4. Terms of the Transaction.

(a)(1) Material terms. The information under the headings “The Exchange Offer,” “Prospectus Summary—Summary of Differences between the Existing ZYPS and the New ZYPS,” “Description of the New ZYPS” and “Material U.S. Federal Income Tax Considerations” in the Prospectus is incorporated herein by reference in answer to Item 4(a) of this Issuer Tender Offer Statement on Schedule TO.

(a)(2) Mergers or similar transactions. Not applicable.

(b) Purchases. No Existing ZYPS are to be acquired from any officer, director or affiliate of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Pursuant to certain of the Company’s employee benefits plans, certain of the Company’s employees are parties to stock option and stock incentive compensation plans relating to the Company’s common stock.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information under the headings “Prospectus Summary—The Exchange Offer—Purpose of the Exchange Offer,” “The Exchange Offer” and “Description of the New ZYPS” in the Prospectus is incorporated herein by reference in answer to Item 6 of this Issuer Tender Offer Statement on Schedule TO.

(b) Use of securities acquired. The Existing ZYPS acquired in the transaction will be cancelled.

(c) Plans. None.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of funds. The information set forth in the Prospectus under the heading “Prospectus Summary—The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference in answer to Item 7 of this Issuer Tender Offer Statement on Schedule TO.

(b) Conditions. None.

(d) Borrowed funds. None.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership. None of the Existing ZYPS are beneficially owned by the persons name in Item 3 above or by any associate or majority-owned subsidiary of such persons.

(b) Securities transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information in the Prospectus under the heading “The Exchange Offer—Fees and Expenses” is incorporated herein by reference in answer to Item 9 of this Issuer Tender Offer Statement on Schedule TO.

Item 10. Financial Statements.

(a) Financial information. The information in Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004 is incorporated herein by reference in partial answer to Item 10(a) of this Issuer Tender Offer Statement on Schedule TO. The information in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2004 is incorporated herein by reference in partial answer to Item 10(a) of this Issuer Tender Offer Statement on Schedule TO. The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference in partial answer to Item 10(a) of this Issuer Tender Offer Statement on Schedule TO. At October 31, 2004, the Company’s book value per share was $8.91.

(b) Pro forma information. Not applicable.

(c) Summary Information. The information under the heading “Prospectus Summary—Summary Consolidated Financial Data” in the Prospectus is incorporated herein by reference in answer to Item 10(c) of this Issuer Tender Offer Statement on Schedule TO.

Item 11. Additional Information.

None.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Preliminary Prospectus, dated November 30, 2004, as amended on December 21, 2004 (incorporated herein by reference to the Registration Statement)

(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(v)	Form of Letter to Clients (incorporated herein by reference to Exhibit 99.4 to the Registration Statement)

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit 99.5 to the Registration Statement)

(a)(1)(vii)	Press Release dated November 30, 2004*

(a)(2)	None

(a)(3)	None

(a)(4)	Preliminary Prospectus, dated November 30, 2004, as amended on December 21, 2004 (incorporated herein by reference as Exhibit (a)(1)(i))

(a)(5)	None

(b)	None

(d)(i)	1987 Stock Option Plan (incorporated by reference to the Issuer’s Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended December 31, 1987)

(d)(ii)	1994 Stock Option Plan (incorporated by reference to the Issuer’s Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended December 31, 1994)

(d)(iii)	1995 Stock Option Plan (incorporated by reference to the Issuer’s Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended December 31, 1995)

(d)(iv)	1996 Stock Option Plan (incorporated by reference to the Issuer’s Annual Report on Form 10-K under the Securities Exchange Act of 1934 for the year ended December 31, 1996)

(d)(v)	1997 Stock Incentive Compensation Plan (incorporated by reference to the Definitive Proxy Materials for the Issuer’s Annual Meeting of Shareholders held January 13, 1998)

(d)(vi)	1999 Stock Incentive Compensation Plan (incorporated by reference to the Definitive Proxy Materials for the Issuer’s Annual Meeting of Shareholders held October 8, 1999)

(d)(vii)	2000 Stock Incentive Compensation Plan (incorporated by reference to the Definitive Proxy Materials for the Issuer’s Annual Meeting of Shareholders held September 15, 2000)

(d)(viii)	2001 Stock Incentive Compensation Plan (incorporated by reference to the Definitive Proxy Materials for the Issuer’s Annual Meeting of Shareholders held June 15, 2001)

(d)(ix)	Boston Technology, Inc. 1994 Stock Incentive Plan (incorporated by reference to the Issuer’s Registration Statement on Form S-8 under the Securities Act of 1933, Registration No. 333-44429)

(d)(x)	Boston Technology, Inc. Amended and Restated 1996 Stock Incentive Plan (incorporated by reference to the Issuer’s Registration Statement on Form S-8 under the Securities Act of 1933, Registration No. 333-44429)

Exhibit No.	Description

(d)(xi)	Exalink Ltd. 2000 U.S. Stock Option Plan and Exalink Ltd. The Israeli Employee Stock Option Plan (incorporated by reference to the Issuer’s Registration Statement on Form S-8 under the Securities Act of 1933, Registration No. 333-48640)

(d)(xii)	Gaya Software Industries, Ltd. Share Option Plan (incorporated by reference to the Issuer’s Registration Statement on Form S-8 under the Securities Act of 1933, Registration No. 333-47502)

(d)(xiii)	InTouch Systems, Inc. Amended and Restated 1996 Stock Option Plan (incorporated by reference to the Issuer’s Registration Statement on Form S-8 under the Securities Act of 1933, Registration No. 333-85565)

(d)(xiv)	Loronix Information Systems, Inc. 1992 Stock Plan (incorporated by reference to the Issuer’s Registration Statement on Form S-8 under the Securities Act of 1933, Registration No. 333-43542)

(d)(xv)	Loronix Information Systems, Inc. 1999 Nonstatutory Stock Option Plan (incorporated by reference to the Issuer’s Registration Statement on Form S-8 under the Securities Act of 1933, Registration No. 333-43542)

(g)	None

(h)	Opinion of Shearman & Sterling LLP regarding tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement)

*	Previously filed.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Comverse Technology, Inc.

By:	/s/ KOBI ALEXANDER
Name:	Kobi Alexander
Title:	Chairman and Chief Executive Officer

Dated: December 21, 2004